SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C.

                          __________________

                             FORM 8-A/A-1

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                             ____________

                            IMC GLOBAL INC.
        (Exact name of registrant as specified in its charter)

      Delaware                                        36-3492467
(State or other jurisdiction                      (I.R.S. Employer
of incorporation)                                Identification No.)

2100 Sanders Road, Northbrook, Illinois                60062
(Address of Principal Executive Offices)               (Zip Code)



                SECURITIES TO BE REGISTERED PURSUANT TO
                       SECTION 12(b) OF THE ACT:
                              ___________


Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

Common Stock,                           New York Stock Exchange
par value $1,00 per share               Chicago Stock Exchange


                SECURITIES TO BE REGISTERED PURSUANT TO
                       SECTION 12(g) OF THE ACT

                                 None.


Item 1.  Description of Registrant's Securities to be Registered

     The total amount of authorized common stock of IMC Global Inc. (the "Company") is 100,000,000 shares of Common Stock, $1.00 par value per share. Subject to the rights of the Company's Series Preferred Stock, the holders of outstanding shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company.

     Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. The Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Company, subject to the power of the stockholders to adopt, amend or repeal the By-Laws.

     Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and after the holders of the Series Preferred Stock shall either have been paid in full the amounts to which they respectively shall be entitled or any amount sufficient to pay the aggregate amount to which the holders of such Series Preferred Stock shall be entitled shall have been deposited with a bank or trust company having its principal office in the Borough of Manhattan, The City of New York, and having a capital, surplus and undivided profits of at least Twenty-Five Million Dollars ($25,000,000) as a trust fund for the benefit of the holders of such Series Preferred Stock, the remaining net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests to the exclusion of the holders of such Series Preferred Stock.

     The Company is able to merge or consolidate with other corporations, sell or transfer all or substantially all of its assets or adopt a plan of recapitalization, liquidation or dissolution ("Business Combinations") with the approval of the holders of a majority of the outstanding shares of Common Stock of the Company, subject to the "fair price" provision in the Company's Restated Certificate of Incorporation.

     In general, the fair price provision requires the approval of the holders of 80% of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors as a condition for Business Combinations involving any beneficial holder of more than 20% of such voting power (an "Interested Stockholder") or one who as a result of such Business Combination would become an affiliate of an Interested Stockholder, unless the transaction is either approved by at least a majority of the members of the Board of Directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder (the "Disinterested Directors") or certain minimum price and procedural requirements are met. The term Disinterested Directors also includes certain successors to Disinterested Directors if unaffiliated with the Interested Stockholder. The term "Interested Stockholder" also refers to certain assignees of Interested Stockholders and to affiliates of the Company who, within two years prior to the date in question, beneficially held 20% or more of the voting power of the outstanding stock of the Company entitled to vote generally in the election of the directors.

     The Company's Restated Certificate of Incorporation also provides that the affirmative vote of not less than a majority of the voting power of the outstanding capital stock of the Company entitled to vote generally in the election of directors is required before the Company may purchase any outstanding shares of Common Stock at a price known by the Company to be above market price from a person known by the Company to be the beneficial owner of 3% or more of the outstanding shares of Common Stock, unless the purchase is made by the Company on the same terms and as a result of a duly authorized offer to purchase any and all of the outstanding shares of Common Stock.

     Special meetings of stockholders may be called only by the Chairman of the Board, the President of the Company or a majority of the Board of Directors. The Restated Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent. In addition, a stockholder may properly bring business before a stockholders' meeting only if the stockholder has complied with certain notice procedures set forth in the Company's By-Laws.

     The Restated Certificate of Incorporation provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal the provisions in the Restated Certificate of Incorporation relating to the fair price provisions discussed above.


Item 2.  Exhibits

     Exhibit
        No.              Description

          3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated November 1, 1994).

          3.2 Certificate of Amendment to Restated Certificate of Incorporation, dated October 23, 1995 (filed herewith).

          3.3 Bylaws of the Company (incorporated by reference to Item 5 of the Company's Report on Form 8-K dated July 2, 1991 ).

          4.1 Rights Agreement, dated June 21, 1989, between the Company and The First National Bank of Chicago, as Rights Agent (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989).

          4.2 Amendment to Rights Agreement, effective as of April 29, 1993 (filed herewith).

          4.3 Amendment to Rights Agreement, dated August 17, 1995 (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A dated September 7,
          1995).

                               SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:     January 12, 1996

                                   IMC GLOBAL INC.
                                         (Registrant)


                              By    MARSCHALL I. SMITH
                                    Marschall I. Smith
                                    Senior Vice President, General
                                    Counsel and Secretary

INDEX TO EXHIBITS

     Exhibit
        No.              Description

          3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Report on Form 8-K dated November 1, 1994).

          3.2 Certificate of Amendment to Restated Certificate of Incorporation, dated October 23, 1995 (filed herewith).

          3.3 Bylaws of the Company (incorporated by reference to Item 5 of the Company's Report on Form 8-K dated July 2, 1991).

          4.1 Rights Agreement, dated June 21, 1989, between the Company and The First National Bank of Chicago, as Rights Agent (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989).

          4.2 Amendment to Rights Agreement, effective as of April 29, 1993 (filed herewith).

          4.3 Amendment to Rights Agreement, dated August 17, 1995 (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A/A dated September 7,
          1995).